UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                          ALLIANCE PHARMACEUTICAL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    018773309
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                                 (CUSIP Number)

   Mitchell D. Kaye, Manager                        with a copy to:
   Xmark Asset Management, LLC                      Steven E. Seisser, Esq.
   152 West 57th Street                             Lowenstein Sandler PC
   21st Floor                                       65 Livingston Avenue
   New York, New York  10019                        Roseland, New Jersey  07068
   (212) 247-8200                                   (973) 597-2500
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         018773309
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  New York, United States
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    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,113,000*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  10.59%*
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14. Type of Reporting Person (See Instructions):  IA
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*   Brown Simpson Partners I, Ltd., a Cayman Islands exempt company  ("BSP"), is the holder of (i) an aggregate of 2,113,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Alliance Pharmaceutical Corp., a New York corporation (the "Company"), as of the date of filing this Schedule 13D (the "Filing Date") and (ii) warrants to purchase an aggregate of 1,000,000 shares of Common Stock as of the Filing Date. Xmark Asset Management, LLC, a New York limited liability company ("XAM"), serves as investment manager for BSP. In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by BSP. Thus, as of the Filing Date, for the purposes of Reg.
Section 240.13d-3, XAM may be deemed to beneficially own 3,113,000 shares of Common Stock, or 10.59% of the Common Stock issued and outstanding as of the Filing Date.


Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Alliance Pharmaceutical Corp., a New York corporation (the "Company"). The Company has principal executive offices located at 6175 Lusk Boulevard, San Diego, California 92121.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Asset Management, LLC, a New York limited liability company ("XAM"). The business address of XAM is 152 West 57th Street, 21st Floor, New York, New York 10019.

          XAM serves as the investment manager for Brown Simpson Partners I, Ltd., a Cayman Islands exempt company ("BSP"), as well as various other private investment funds (the "Funds"). BSP and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell  D.  Kaye,   whose  business   address  is  c/o  Xmark  Asset
Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the Chief Investment Officer of BSP and the Manager of XAM.

          XAM has never been convicted in any criminal proceeding, nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kaye has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaye is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated February 11, 2000, among the Company, BSP and the other parties thereto and a Securities Purchase Agreement, dated August 22, 2000, among the Company, BSP and the other parties thereto (collectively, the "Securities Purchase Agreements"), BSP purchased 5% Subordinated Convertible Debentures due 2004 from the Company in an aggregate principal amount of $14,500,000 for an aggregate purchase price of $14,500,000 (the "Debentures"), which Debentures provided that, unless waived by BSP in accordance with the terms of the Debentures, BSP may not convert the principal of or accrued interest on the Debentures if as a result of such conversion the aggregate number of shares of Common Stock beneficially owned by BSP and its affiliates would exceed 4.99% of the outstanding shares of Common Stock following such conversion.

          On October 4, 2002, the Company issued warrants (the "BSP Warrants") to BSP to purchase up to an aggregate of 1,000,000 shares of Common Stock in consideration for BSP's (i) consent to the Company's issuance of convertible secured promissory notes of the Company in an aggregate principal amount not to exceed $3,000,000 (the "October 2002 Notes"), which October 2002 Notes are secured by the assets of the Company (the "October 2002 Debt Financing") and
(ii) waiver of any anti-dilution rights arising from the issuance of the October 2002 Notes and any other securities issued in connection with the October 2002 Debt Financing (collectively, the "BSP Consent and Waiver"). In connection with the October 2002 Debt Financing, BSP and the other holders of the Debentures were granted a junior lien in the assets securing the October 2002 Notes pursuant to the terms of a (i) Debenture Imagent Security Agreement, dated as of October 4, 2002 (the "Imagent Security Agreement"), by and among the Company, BSP and the other holders of the Debentures, (ii) Debenture General Collateral Security Agreement, dated as of October 4, 2002 (the "General Collateral Security Agreement"), by and among the Company, BSP and the other holders of the Debentures and (iii) Debenture Imagent and Oxygent Patent and Trademark Security Agreement, dated as of October 4, 2002 (the "Patent and Trademark Security Agreement" and together with the Imagent Security Agreement and the General Collateral Security Agreement, the "Security Agreements"), by and among the Company, BSP and the other holders of the Debentures.

          On May 2, 2003, the Company, BSP and Photogen Technologies, Inc. ("Photogen") entered into an agreement (the "Going Forward Agreement") that set forth the terms and conditions pursuant to which, at the closing of Photogen's acquisition (the "Imagent Asset Acquisition") of the Company's imaging modality assets (the "Closing"), BSP would (i) consent to the Imagent Asset Acquisition, and (ii) convert in full its then-outstanding Debentures into Common Stock, in exchange for the following consideration: (A) $400,000 in cash payable by Photogen in two (2) equal installments on the 90th and 180th day following the Closing (which amounts have not been paid as of the date of filing of this Schedule 13D); (B) shares of common stock of Photogen having a value equal to $1,200,000 (each share to be valued at the effective price per share at which shares of Photogen common stock are issued in the Imagent Asset Acquisition); and (C) an undivided ten percent (10%) ownership interest in the Company's business of developing, manufacturing, marketing and selling Oxygent(TM), an intravascular oxygen carrier that reduces the need for donor blood in surgical and other patients (the "Oxygent Business").

          On May 29, 2003, BSP converted a portion of its Debentures and, after giving effect to such conversion, BSP was the holder of (i) an aggregate of 147,704 shares of Common Stock and (ii) warrants to purchase up to an aggregate of 1,000,000 shares of Common Stock. Due to the fact that XAM possess the power to vote and direct the disposition of all securities held by BSP, as of May 29, 2003, for purposes of Reg. Section 240.13d-3 of the Securities Exchange Act of 1934, as amended, XAM may be deemed to be the beneficial owner of 1,147,704 shares of Common Stock, or 5.23% of the Common Stock issued and outstanding on May 29, 2003. The partial conversion of the Debentures on May 29, 2003 is the event which triggered the filing of this Schedule 13D.

          On June 18, 2003, Photogen consummated the Imagent Asset Acquisition and BSP converted its Debentures (including all accrued but unpaid interest) into 2,505,000 shares of Common Stock.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of securities referred to herein is for investment purposes. XAM has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2003 which was filed with the Securities and Exchange Commission on February 13, 2004, there were 28,398,961 shares of Common Stock issued and outstanding as of February 13, 2004. As of February 13, 2004, BSP owned an aggregate of 2,113,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Common Stock. Thus, as of February 13, 2004, for purposes of Reg. Section 240.13d-3 of the Securities Exchange Act of 1934, as amended, XAM may be deemed to beneficially own 3,113,000 shares of Common Stock, or 10.59% of the shares of Common Stock issued and outstanding as of that date.

          Pursuant to the  Securities  Purchase  Agreements,  BSP  purchased its
Debentures from the Company. From time to time prior to the Closing, BSP converted a portion of its Debentures into Common Stock and, immediately prior to the consummation of the Closing, BSP converted the remainder of its Debentures, together with all accrued but unpaid interest, into 2,505,000 shares of Common Stock. Immediately following the Closing and after giving effect to the conversion of its Debentures, BSP owned an aggregate of 2,932,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Common Stock.

          During the period from June 19, 2003 to January 20, 2004, BSP sold an aggregate of 819,000 shares of Common Stock. As a result of such sales, BSP owns, as of the date of filing of this Schedule 13D, an aggregate of 2,113,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Common Stock.

          During the 60 day period prior to the date of filing of this Schedule 13D, neither XAM nor any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over its securities has effected any transaction in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

          Pursuant to the Securities Purchase Agreements, BSP purchased its Debentures from the Company, which Debentures accrued interest at the rate of 5% per annum and were convertible, at the option of BSP, into shares of Common Stock in accordance with the terms of such Debentures.

          Simultaneously with the execution and delivery of each of the Securities Purchase Agreements, the Company, BSP and certain other parties entered into Registration Rights Agreements, each dated February 11, 2000 and August 22, 2000, which required the Company to register for resale the shares of Common Stock issuable upon conversion of the Debentures by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "1933 Act").

          On October 4, 2002, the Company issued the BSP Warrants to BSP in consideration for the BSP Consent and Waiver. Pursuant to the terms of the BSP Warrants, the Company has the right, upon thirty (30) days prior written notice to BSP, to redeem the BSP Warrants for a per warrant redemption price of $0.01 if, and only if, the following conditions have been satisfied: the closing bid price of a share of Common Stock exceeds $2.00 for twenty (20) consecutive trading sessions and the shares of Common Stock then issuable upon exercise of the BSP Warrants (i) are registered for resale pursuant to an effective registration statement filed with the Securities and Exchange Commission pursuant to the 1933 Act or (ii) may be sold without registration pursuant to an exemption from the registration requirements of the 1933 Act. The Company is obligated to register the shares of Common Stock issuable upon exercise of the BSP Warrants at such time as the Company registers the shares of Common Stock issuable upon conversion of the October 2002 Notes. As set forth in Item 3 above, the Company granted BSP and the other holders of the Debentures a junior lien on the assets securing the October 2002 Notes on the terms and conditions set forth in the Security Agreements.

          On May 2, 2003, the Company, BSP and Photogen entered into the Going Forward Agreement, which is described in Item 3 above. Pursuant to the Going Forward Agreement, BSP converted its then-outstanding Debentures (including all accrued but unpaid interest) into 2,505,000 shares of Common Stock immediately prior to the consummation of the Imagent Asset Acquisition.

          On June 18, 2003, the Company and BSP entered into a certain Participation Agreement (the "Participation Agreement") which evidences BSP's undivided ten percent (10%) ownership interest, as of the Closing, in the Oxygent Business. Pursuant to the Participation Agreement, the Company has the right, at its option, for a period of three (3) years from the date of execution of the Participation Agreement to purchase BSP's ownership interest in the Oxygent Business for a purchase price of $5,000,000.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements (or forms thereof) governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between XAM and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Form of Securities Purchase Agreement, dated February 11, 2000, by and among the Company, BSP and the other parties thereto, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, dated February 22, 2000, filed by the Company.

          2. Form of 5% Convertible Debenture due February 11, 2004 issued to BSP on February 11, 2000, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated February 22, 2000, filed by the Company.

          3. Form of Registration Rights Agreement, dated February 11, 2000, by and among the Company, BSP and the other parties thereto, incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K, dated February 22, 2000, filed by the Company.

          4. Form of Securities Purchase Agreement, dated August 22, 2000, by and among the Company, BSP and the other parties thereto, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, dated August 28, 2000, filed by the Company.

          5. Form of 5% Convertible Debenture due August 22, 2004 issued to BSP on August 22, 2004, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated August 28, 2000, filed by the Company.

          6. Form of Registration Rights Agreement, dated August 22, 2000, by and among the Company, BSP and the other parties thereto, incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K, dated August 28, 2000, filed by the Company.

          7. Form of Warrant, dated October 4, 2002, issued by the Company to BSP to purchase up to an aggregate of 1,000,000 shares of Common Stock, incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K, dated October 9, 2002, filed by the Company.

          8. Form of Debenture Imagent Security Agreement, dated October 4, 2002, by and among the Company, BSP and the other holders of the Debentures, incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K, dated October 9, 2002, filed by the Company.

          9. Form of Debenture General Collateral Security Agreement, dated October 4, 2002, by and among the Company, BSP and the other holders of the Debentures, incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K, dated October 9, 2002, filed by the Company.

          10. Form of Debenture Imagent and Oxygent Patent and Trademark Security Agreement, dated October 4, 2002, by and among the Company, BSP and the other holders of the Debentures, incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K, dated October 9, 2002, filed by the Company.

          11. Going Forward Agreement, dated as of May 2, 2003, by and among the Company, BSP and Photogen.

          12. Participation Agreement, dated as of June 18, 2003, by and between the Company and BSP.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 24, 2004

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   EXHIBIT 11
                                   ----------


                                    AGREEMENT

     This AGREEMENT is entered into this 2nd day of May, 2003, by and among Brown Simpson Partners I, Ltd. (the "Lender"), Alliance Pharmaceutical Corp., a New York corporation ("Borrower"), and Photogen Technologies, Inc., a Nevada corporation ("Photogen").

     WHEREAS, Lender has entered into that certain Securities Purchase Agreement, dated February 11, 2000, with Borrower and that certain Securities Purchase Agreement, dated August 22, 2000, with Borrower pursuant to which Lender purchased 5% Subordinated Convertible Debentures due 2004 (the "Debentures") from Borrower in an aggregate principal amount of $14,5000,000;

     WHEREAS, Photogen is contemplating a purchase (the "Asset Purchase") of substantially all of Borrower's imaging modalities assets used in connection with Borrower's imaging and diagnostic imaging business, including without limitation with respect to development, manufacture, marketing and sale of the Imagent(R) products (the "Imagent Business");

     WHEREAS, with regard to Borrower's development of the Oxygent(R) product, a blood substitute product, Borrower has granted an exclusive license for the development, manufacture, marketing and sale of the Oxygent(R) product in the United States and Europe to PFC Therapeutics, a joint venture in which Borrower has an equity interest, but has retained such rights for itself in the rest of the world (collectively, the "Oxygent Business"); and

     WHEREAS, the parties hereto wish to set forth herein the terms and conditions pursuant to which at the closing of the contemplated Asset Purchase
(i) Photogen and Borrower will pay Lender the amounts set forth herein, (ii) Lender will convert the outstanding principal amount of the Debentures then held by it, (iii) Lender will consent to the Asset Purchase, and (iv) Lender, Borrower and Photogen will release each other from certain claims.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows.

     1. Asset Purchase. Photogen shall use its commercially reasonable efforts to effect the Asset Purchase as soon as practicable after the date hereof. The date on which the closing of the Asset Purchase (the "Closing") occurs is hereinafter referred to as the "Closing Date".

     2. Transactions to Occur at the Closing.

     (a)  Photogen  shall  provide  Lender  with  written  evidence,  reasonably
satisfactory   to  Lender,   that  the  Closing  has   occurred  or  will  occur
simultaneously with the transactions set forth in this Section 2.

     (b) As of the Closing, Photogen shall become unconditionally obligated to pay Lender a total of $400,000, in cash, paid as follows: (i) $200,000, to be paid no later than the 90th day after the Closing Date and (ii) $200,000, to be paid no later than the 180th day after the Closing Date.

     (c) At the Closing, Photogen shall deliver to Lender a number of newly issued, fully paid and non-assessable shares (the "Brown Simpson Shares") of Photogen's common stock, par value $0.01 per share (the "Photogen Common Stock") equal in value to $1,200,000 (each share to be valued at the effective price per share at which shares of Photogen Common Stock are issued in the Asset Purchase (subject to adjustment in the event of any stock split, stock dividend, reverse stock split, recapitalization or reclassification of the Borrower Common Stock occurring on or after the Closing Date) (the "Share Value")).

     (d) At the Closing, Lender shall irrevocably convert the outstanding principal amount of Debentures then held by Lender in exchange for up to 5,000,000 newly issued, fully paid and non-assessable shares of Borrower's common stock, par value $0.01 per share (the "Borrower Common Stock") (subject to adjustment in the event of any stock split, stock dividend, reverse stock split, recapitalization or reclassification of the Borrower Common Stock occurring on or after the date hereof).

     (e) At the Closing, Borrower shall deliver to Lender an agreement in form and substance reasonably satisfactory to Lender (the "Oxygent Agreement") pursuant to which Borrower will convey to Lender an undivided 10% ownership interest in the Oxygent Business (the "Oxygent Interest").

     (f) At the Closing, the Lender shall deliver to Photogen (i) an irrevocable conversion notice as specified in clause (d) above, (ii) the Debentures then held by the Lender marked "canceled" or otherwise properly endorsed for transfer, (iii) a release in the form attached as Exhibit A hereto (in exchange for executed counterparts thereof from Borrower and Photogen) and (iv) such other documents as Photogen may reasonably request.

     3. Call Right.

     (a) From and after the Closing, Borrower shall have the right (the "Call Right") at its option, exercisable as specified herein, to repurchase from Lender the Oxygent Interest, in whole but not in part, for a cash repurchase price of $5,000,000 (the "Repurchase Amount"). The Call Right shall be fully exercisable at any time from and after the Closing Date and shall expire on 5:00 p.m., New York time, on the third anniversary of the Closing Date (the "Expiration Date").

     (b) The Call Right may be exercised by providing written notice thereof to Lender prior to the Expiration Date, which notice shall specify the date on which such repurchase is to occur (the "Repurchase Date"), which shall be not less than three business days after the date of the notice. On the Repurchase Date, Lender shall deliver to Borrower an executed novation agreement terminating the Oxygent Agreement, and Borrower shall pay the Repurchase Amount to Lender by wire transfer of immediately available funds to an account previously specified by Lender.

     (c) Prior to the Expiration Date, Lender shall not sell, transfer, assign, pledge, or otherwise hypothecate or dispose of any of its rights in the Oxygent Interest, in whole or in part unless, as a condition thereof, the buyer, transferee, assignee, pledgee or other party to such transfer shall agree in writing to be bound by the terms of this Section 3.

     4. Termination. In the event that the Closing Date does not occur prior to 5:00, New York time, on July 15, 2003 (the "Termination Date") or Photogen decides, in its sole discretion, not to consummate the Asset Purchase, then this Agreement shall terminate and be of no further force and effect.

     4A. Registration Requirements.

     (a) Photogen shall use its reasonable best efforts to register (i) the Brown Simpson Shares and (ii) any Late Registration Shares (as defined below) for resale by Brown Simpson or its transferees under the Securities Act of 1933, as amended (the "Securities Act"), within 60 days from the Closing Date (the 60th day following the Closing Date is referred to as, the "Registration Date").

     (b) Lender shall be entitled to payment in an amount equal to $18,000 for any 30-day period or pro rata for any portion thereof following the Registration Date until such time as a registration statement is made effective with respect to the Brown Simpson Shares. Any such payments may be made, at Photogen's election, in cash or Photogen Common Stock, valued at the Share Value (subject to adjustment in the event of any stock split, stock dividend, reverse stock split, recapitalization or reclassification of the Borrower Common Stock occurring on or after the Closing Date). Such payments shall be in partial compensation to Lender, and shall not constitute Lender's exclusive remedy for such events. Any shares of Photogen Common Stock so issued pursuant to this
Section 4A are referred to herein as "Late Registration Shares".

     5. Representations and Warranties of the Parties.

          5.1 Lender. Lender represents and warrants to Photogen and Borrower as follows:

               (a) The execution, delivery and performance of this Agreement (i) have been duly authorized by all necessary corporate or partnership action on behalf of Lender, (ii) do not and will not violate any provision of law, rules, regulations, or orders or any provision of the charter, bylaws or other organizational documents of or binding on Lender, and (iii) do not and will not violate, result in the breach of, or constitute a default or require any consent under, any contract, agreement, indenture or instrument to which Lender is a party or by which Lender or Lender's property may be bound or subject. This
Agreement has been duly and validly executed and delivered by Lender and constitutes the legal, valid and binding obligation of Lender, enforceable against Lender in accordance with the terms hereof, subject as to enforceability
(x) to applicable bankruptcy, insolvency, reorganization or moratorium and other similar laws affecting creditors' rights generally and (y) to the application of general principles of equity. No governmental or other approval is required in connection with the execution and delivery by Lender of, and the performance of the obligations of Lender under, this Agreement.

               (b) Lender owns the Debentures free and clear of all liens, claims, interests and encumbrances.

               (c) Lender is an "accredited investor" as such term is defined in Regulation D under the Securities Act. The shares of Photogen Common Stock and Borrower Common Stock to be received by Lender hereunder will be acquired for Lender's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and Lender has no intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act. Lender acknowledges that it can bear the economic risk and complete loss of its investment in the shares of Photogen Common Stock and Borrower Common Stock it may receive hereunder and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby. Lender understands that the shares of Photogen Common Stock and Borrower Common Stock are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from Photogen and Borrower, respectively, in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances, and the certificate(s) for the shares of Photogen Common Stock and Borrower Common Stock will bear a legend to that effect. Lender has had an opportunity to receive additional information related to Photogen and Borrower, respectively, requested by it and to ask questions of and receive answers from Photogen regarding Photogen and from Borrower regarding Borrower, their respective businesses and the terms and conditions of the offerings of shares of Photogen Common Stock and Borrower Common Stock, respectively. Lender acknowledges access to copies of Photogen's most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended (the "Photogen 10-K"), and all other reports and amendments thereto filed by Photogen pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), since the filing of the Photogen 10-K and prior to the date hereof (collectively, the "Photogen SEC Filings") through EDGAR. Lender acknowledges access to copies of Borrower's most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2002, as amended (the "Borrower 10-K"), and all other reports and amendments thereto filed by Alliance pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), since the filing of the Alliance 10-K and prior to the date hereof (collectively, the "Borrower SEC Filings") through EDGAR. Lender did not learn of the investment in shares of Photogen Common Stock or shares of Borrower Common Stock as a result of any public advertising or general solicitation.

          5.2 Photogen. Photogen represents and warrants to Lender and Borrower as follows:

               (a) The execution, delivery and performance of this Agreement, including the issuance of the shares of Photogen Common Stock contemplated hereby, (i) have been duly authorized by all necessary corporate action on behalf of Photogen, (ii) do not and will not violate any provision of law, rules, regulations, or orders or any provision of the charter, bylaws or other organizational documents of or binding on Photogen, and (iii) do not and will not violate, result in the breach of, or constitute a default or require any consent under, any contract, agreement, indenture or instrument to which Photogen is a party or by which Photogen or Photogen's property may be bound or subject. This Agreement been duly and validly executed and delivered by Photogen and constitutes the legal, valid and binding obligation of Photogen, enforceable against Photogen in accordance with the terms hereof, subject as to enforceability (x) to applicable bankruptcy, insolvency, reorganization or moratorium and other similar laws affecting creditors' rights generally and (y) to the application of general principles of equity. No governmental or other approval is required in connection with the execution and delivery by Photogen of, and the performance of the obligations of Photogen under, this Agreement.

               (b) Photogen is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Nevada and is qualified to do business as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not have, either individually or in the aggregate, a material adverse effect on the business, operations, financial condition, assets, prospects, liabilities or contractual rights of Photogen, whether individually or taken as a whole. Photogen has duly authorized the sale and issuance, pursuant to the terms of this Agreement an adequate number shares of its common stock authorized and available for issuance hereunder, having the rights, restrictions, privileges and preferences set forth in the Amended and Restated Articles of Incorporation, as amended to date.

               (c) The issuance, sale and delivery of shares of Photogen Common Stock in accordance with this Agreement have been duly authorized by all necessary corporate action on the part of Photogen. The shares of Photogen Common Stock issuable hereunder when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement will be duly and validly issued, fully paid and non-assessable.

               (d) The Photogen SEC Filings are the only filings required of Photogen pursuant to the 1934 Act for such periods. At the time of filing thereof, the Photogen SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, as amended and in the light of the circumstances under which they were made, not misleading. During the preceding two years, except as set forth in the Photogen SEC Filings: Each registration statement and any amendment thereto filed by Photogen pursuant to the Securities Act and the rules and regulations thereunder, as of the date such statement or amendment became effective, complied as to form in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each prospectus filed pursuant to Rule 424(b) under the Securities Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Photogen is engaged only in the business described in the Photogen SEC Filings and the Photogen SEC

Filings contain a complete and accurate description in all material respects of the business of Photogen, taken as a whole, as required to be disclosed.

               (e) The financial statements included in each Photogen SEC Filing present fairly, in all material respects, the consolidated financial position of Photogen as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein, or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the 1934 Act). Except as set forth in the financial statements of Photogen included in the Photogen SEC Filings filed prior to the date hereof Photogen has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

               (f) Except as disclosed in the SEC Filings or on Schedule 5.2(f) hereto, there are no pending actions, suits or proceedings against Photogen or its subsidiaries which affect any of its or their properties; and to Photogen's knowledge, no such actions, suits or proceedings are threatened or contemplated.

               (g) Photogen is in compliance with all applicable Nasdaq SmallCap Market continued listing requirements. There are no proceedings pending or to Photogen's knowledge threatened against Photogen relating to the continued listing of its common stock on the Nasdaq SmallCap Market and Photogen has not received any notice of, nor to Photogen's knowledge is there any basis for, the delisting of its common stock from the Nasdaq SmallCap Market. The shares of Photogen Common Stock issuable hereunder have been approved for listing on the Nasdaq SmallCap Market and will be listed on the Nasdaq SmallCap Market upon official notice of issuance.

               (h) Neither Photogen nor any person or entity acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the shares of Photogen Common Stock issuable hereunder.

          5.3 Borrower. Borrower represents and warrants to Lender and Photogen as follows:

               (a) The execution, delivery and performance of this Agreement, including the issuance of the shares of Borrower Common Stock contemplated hereby, (i) have been duly authorized by all necessary corporate action on behalf of Borrower, (ii) do not and will not violate any provision of law, rules, regulations, or orders or any provision of the charter, bylaws or other organizational documents of or binding on Borrower, and (iii) do not and will not violate, result in the breach of, or constitute a default or require any consent under, any contract, agreement, indenture or instrument to which

Borrower is a party or by which Borrower or Borrower's property may be bound or subject. This Agreement been duly and validly executed and delivered by Borrower and constitutes the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with the terms hereof, subject as to enforceability (x) to applicable bankruptcy, insolvency, reorganization or moratorium and other similar laws affecting creditors' rights generally and (y) to the application of general principles of equity. No governmental or other approval is required in connection with the execution and delivery by Borrower of, and the performance of the obligations of Borrower under, this Agreement.

               (b) Borrower is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of New York and is qualified to do business as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not have, either individually or in the aggregate, a material adverse effect on the business, operations, financial condition, assets, prospects, liabilities or contractual rights of Borrower, whether individually or taken as a whole. Borrower has duly authorized the sale and issuance, pursuant to the terms of this Agreement an adequate number shares of its common stock authorized and available for issuance hereunder, having the rights, restrictions, privileges and preferences set forth in the Certificate of Incorporation, as amended to date.

               (c) The issuance, sale and delivery of shares of Borrower Common Stock in accordance with this Agreement have been duly authorized by all necessary corporate action on the part of Borrower. The shares of Borrower Common Stock issuable hereunder when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement will be duly and validly issued, fully paid and non-assessable.

               (d) The Borrower SEC Filings are the only filings required of Borrower pursuant to the 1934 Act for such periods. At the time of filing thereof, the Borrower SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, as amended and in the light of the circumstances under which they were made, not misleading. During the preceding two years, except as set forth in the Borrower SEC Filings: Each registration statement and any amendment thereto filed by Borrower pursuant to the Securities Act and the rules and regulations thereunder, as of the date such statement or amendment became effective, complied as to form in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each prospectus filed pursuant to Rule 424(b) under the Securities Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Borrower is engaged only in the business described in the Borrower SEC Filings and the Borrower SEC Filings contain a complete and accurate description in all material respects of the business of Borrower, taken as a whole, as required to be disclosed.

               (e) The financial statements included in each Borrower SEC Filing present fairly, in all material respects, the consolidated financial position of Borrower as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein, or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the 1934 Act). Except as set forth in the financial statements of Borrower included in the Borrower SEC Filings filed prior to the date hereof Borrower has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

               (f) Except as disclosed in the SEC Filings or on Schedule 5.3(f) hereto, there are no pending actions, suits or proceedings against Borrower or its subsidiaries which affect any of its or their properties; and to Borrower's knowledge, no such actions, suits or proceedings are threatened or contemplated.

               (g) Neither Borrower nor any person or entity acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the shares of Borrower Common Stock issuable hereunder.

     6. General.

          6.1 Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand, by telecopier, by express overnight courier service or mailed by first class mail, postage prepaid, to the respective addresses set forth on the signature pages of this Agreement, as such addresses may be modified by notice given pursuant to this Section 6.1, with copies provided simultaneously to counsel as set forth on the signature pages of this Agreement. Notices provided in accordance with this
Section 6.1 shall be deemed delivered upon personal delivery, receipt by telecopy or overnight mail, or 48 hours after deposit in the mail in accordance with the above.

          6.2 Entire Agreement. This Agreement, together with the instruments and other documents hereby contemplated to be executed and delivered in connection herewith, contains the entire agreement and understanding of the parties hereto, and supersedes any prior agreements, negotiations or understandings between or among them, with respect to the subject matter hereof. Except as expressly set forth in this Agreement, no party makes any representation or warranty, express or implied, with respect to the transactions contemplated by this Agreement or any such other agreements. Except as expressly set forth in this Agreement, Photogen makes no representation or warranty, express or implied, with respect to the business of Photogen, Photogen, Photogen's assets or its future prospects (including any of the foregoing with respect to Borrower). Except as expressly set forth in this Agreement, Borrower makes no representation or warranty, express or implied, with respect to the business of Borrower, Borrower, Borrower's assets or its future prospects. No party is relying on any understandings, agreements or representations other than those expressly contained in this Agreement or such other written agreements.

          6.3 Amendments and Waivers. This Agreement may only be amended or modified by a writing dated after the date hereof and signed by the parties hereto. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

          6.4   Counterparts.   This   Agreement  may  be  executed  in  several
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          6.5 Captions. The captions of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement.

          6.6 Severability. Each provision of this Agreement shall be interpreted in such manner as to validate and give effect thereto to the fullest lawful extent, but if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable under applicable law, such provision shall be ineffective only to the extent so determined and such invalidity or unenforceability shall not affect the remainder of such provision or the remaining provisions of this Agreement.

          6.7 Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of New York. The parties irrevocably submit to the exclusive jurisdiction of the state and federal courts located in New York, New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. The parties irrevocably consent to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The parties irrevocably waive any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

          6.8 Injunctive Relief. In the event of any breach or threatened breach of the provisions of this Agreement by any party hereto or its representatives, the other party shall be entitled to all legal and equitable remedies available to it, and without limiting any other available remedies, such party shall be entitled to equitable relief without the necessity of posting a bond, including injunction and specific performance. No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. In any action to enforce the provisions of this Agreement, the non-prevailing party shall pay the reasonable attorneys fees and related reasonable costs and expenses incurred by the prevailing party in connection therewith.

                         [Next Page is Signature Page.]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                    Brown Simpson Partners I, Ltd.


                                    By:__________________________________
                                    Its: __________________________________
                                    Address:


                                    Alliance Pharmaceutical Corp.


                                    By:__________________________________
                                    Its: __________________________________
                                    Address:



                                    Photogen Technologies, Inc.


                                    By:__________________________________
                                    Its: __________________________________
                                    Address:

                                    Exhibit A
                                    ---------

                                 Form of Release

Date: May 2, 2003

Photogen Technologies, Inc.
140 Union Square Drive
New Hope, PA 18938

Alliance Pharmaceutical Corp.
6175 Lusk Boulevard
San Diego, CA 92121

Ladies and Gentlemen:

          Reference is made to that certain Securities Purchase Agreement, dated February 11, 2000, and that certain Securities Purchase Agreement, dated August 22, 2000 (each as amended, modified, extended or restated from time to time, the "Securities Purchase Agreements"; the Securities Purchase Agreements and the various documents, instruments and agreements executed in connection therewith, including those set forth on Exhibit A hereto, are collectively referred to herein as the "Loan Documents") each between Alliance Pharmaceutical Corp. (the "Borrower") and SDS Merchant Fund, L.P., Brown Simpson Partners I, Ltd. (the "Lender"), Castle Creek Healthcare Investors, LLC, CC Life Science, Ltd. and CCL Fund LLC. The Borrower has requested that the Lender accept the Payout Amount (as defined below), to be funded in part by Photogen Technologies Inc. ("Photogen"), in full satisfaction of all of the Borrower's obligations and liabilities to Lender under or in respect of the Loan Documents (collectively referred to herein as the "Obligations"). The Lender has agreed to accept the Payout Amount in full satisfaction of the Obligations, subject to the terms and conditions of that certain Agreement dated May 2, 2003 (the "Agreement") by and among Lender and Photogen and this letter agreement set forth below.

          1. In accordance with the terms and conditions of the Agreement, this letter agreement will confirm that upon receipt by the Lender of:

          (a) a written evidence that the Closing (as defined in the Agreement) will simultaneously occur with the transactions set forth in Section 2 of the Agreement;

          (b) delivery of the shares of Photogen Common Stock and Borrower Common Stock (as defined in the Agreement) (together with the cash amounts to be paid pursuant to the Agreement, the "Payout Amount");

          (c) a fully-executed counterpart of this letter agreement signed by the Borrower and Photogen; and

          (d) the other documents and certificates specified in the Agreement.

Lender shall irrevocably convert the Debentures and all of the Obligations shall be terminated and satisfied in full and each of the Loan Documents shall be deemed terminated and of no further effect. Upon receipt of the Payout Amount in accordance with the foregoing and satisfaction of the other conditions referred to above, the Lender agrees to release, on and with effect from the date the foregoing conditions are satisfied (referred to herein as the "Payoff Date"), all of its security interests and liens created as security for the Obligations.

          2. The Lender will, promptly following the satisfaction of the conditions referred to in Paragraph 1 above, execute and deliver any Uniform Commercial Code termination statements, lien releases, mortgage releases, re-assignments of trademarks, discharges of security interests, and other similar discharge or release documents (if applicable, in recordable form) as are reasonably necessary to release, as of record, the security interests, financing statements, mortgages and all other notices of security interests and liens previously filed by the Lender with respect to the Obligations. Without limiting the foregoing, the Lender shall provide to Borrower's counsel by hand delivery no later than the first Business Day after the Payoff Date duly completed UCC-3 termination statements (and a written authorization by Lender for such termination statements to be recorded) with respect to each of the UCC-1 financing statements listed on Exhibit B hereto and mortgage discharges in recordable form for each mortgage executed and delivered to lender by Borrower. To Lender's knowledge, no UCC-1 financing statements have been filed by or on behalf of the Lender except those set forth in Exhibit B hereto.

          3. The Lender will, as promptly as practicable upon the satisfaction of the conditions referred to in Paragraph 1 above, return to the Borrower the originals of any debentures, promissory notes or stock certificates in the Lender's possession delivered to it in connection with the Loan Documents, with any such debentures or promissory notes duly marked "Paid in full" or "cancelled" (or with written authorizations to so mark such documents after the Payoff Date actually occurs) as may be appropriate.

          4. The Lender shall execute and deliver to or for the Borrower such additional documents and shall provide additional information as may be reasonably  necessary  to carry  out the  terms of this  letter  agreement.  The
Borrower shall reimburse the Lender for the reasonable amount of any out-of-pocket expenses Lender incurs in responding to requests by the Borrower pursuant to the preceding sentence.

          5. Except with respect to the obligations and liabilities of the Lender Releasees arising under the Agreement and this letter agreement, the Borrower and Photogen, on behalf of themselves and their respective successors, assigns, and other legal representatives (collectively, the "Borrower Releasors" and individually, a "Borrower Releasor"), hereby, jointly, severally, and jointly and severally, absolutely, unconditionally and irrevocably release, remise and forever discharge the Lender, its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Lender and all such other parties collectively, the "Lender Releasees" and each a "Lender Releasee"), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever (collectively, "Claims") of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which any Borrower Releasor may now or hereafter own, hold, have or claim to have against the Lender Releasees or any of them for, upon, or by reason of any nature, cause or thing whatsoever which arises at any time on or prior to the Payoff Date, for or on account of, or in relation to, or in any way in connection with the Loan Documents, as amended and supplemented through the date hereof, provided that the foregoing shall not affect or impair the rights or interests of any Borrower Releasor in or to any deposit or deposit account maintained at the Lender.

          6. Except with respect to the obligations and liabilities of the Borrower Releasees arising under the Agreement and this letter agreement, the Lender and its successors, assigns, and other legal representatives (collectively, the "Lender Releasors" and individually, a "Lender Releasor"), hereby, jointly, severally, and jointly and severally, absolutely, unconditionally and irrevocably releases, remises and forever discharges each of the Borrower and Photogen, their respective successors and assigns, and their respective present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Borrower, Photogen and all such other parties collectively, the "Borrower Releasees" and each a "Borrower Releasee"), of and from all Claims of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, including without limitation, any and all claims against the Borrower arising under federal bankruptcy laws or state insolvency statutes of every kind and description, including, without limitation, those under statutes governing fraudulent conveyance, preferences, and rights of set-off or recoupment, which any Lender Releasor may now or hereafter own, hold, have or claim to have against the Borrower Releasees or any of them for, upon, or by reason of any nature, cause or thing whatsoever which arises at any time on or prior to the Payoff Date, for or on account of, or in relation to, or any way in connection with the Loan Documents, as amended and supplemented through the date hereof. The Lender Releasors each further stipulate that they have received reasonably equivalent value in consideration of this release.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     7. This letter agreement may be executed by each party on a separate counterpart, each of which when so executed and delivered shall be an original, but all of which together shall constitute one agreement.


                                        Very truly yours,

                                        BROWN SIMPSON PARTNERS I, LTD.
                                        as Lender


                                        By:
                                           -------------------------------------
                                        Name:
                                        Title:

                                        Address:

Acknowledged and agreed to:


ALLIANCE PHARMACEUTICAL CORP.
     as Borrower


By:
   ------------------------------------------
Name:  Duane J. Roth
Title:  Chairman, Chief Executive Officer and Chief Financial Officer

Address:
6175 Lusk Boulevard
San Diego, CA 92121


PHOTOGEN TECHNOLOGIES, INC.


By:
   ------------------------------------------
Name: Taffy J. Williams
Title:  President and Chief Executive Officer

Address:
140 Union Square Drive
New Hope, PA 18938

                                   EXHIBIT 12
                                   ----------


                             PARTICIPATION AGREEMENT
                             -----------------------


     THIS PARTICIPATION AGREEMENT (this "Agreement") is entered into as of June 18, 2003, between Alliance Pharmaceutical Corp., a New York corporation ("Alliance"), and Brown Simpson Partners I, L.P., a Delaware limited partnership ("Brown Simpson").

     WHEREAS, Alliance owns all right, title and interest in and to Oxygent(TM), an intravascular oxygen carrier that reduces the need for donor blood in surgical and other patients ("Oxygent"), and engages in the business of, directly or indirectly, developing, manufacturing, marketing and selling Oxygent (the "Oxygent Business").

     WHEREAS, Alliance has a 100% equity interest (the "PFC Equity Interest") in PFC Therapeutics LLC ("PFC"), to which Alliance granted an exclusive license (the "PFC License") for the development, manufacture, marketing and sale of Oxygent in the United States and Europe.

     WHEREAS, Alliance, in accordance with that certain letter agreement among Brown Simpson, Alliance and Photogen Technologies, Inc., dated June 18, 2003 (the "Release Letter"), agreed to convey to Brown Simpson a 10% ownership interest (the "Oxygent Interest") in the Oxygent Business, including, without limitation, the PFC Equity Interest, the PFC License and any future right, title and interest Alliance may receive in Oxygent.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Alliance and Brown Simpson agree as follows:

     1. Oxygent Business. From and after the date of this Agreement, Alliance shall operate the Oxygent Business, and shall keep the accounting records of the Oxygent Business, on a stand alone basis. In the event that resources or costs are shared between the Oxygent Business and the balance of Alliance, such resources or costs, as the case may be, shall be allocated in accordance with generally accepted accounting principles consistently applied and the policies set forth in Section 7 below. Alliance shall prepare, from its consolidated quarterly and annual financial statements, separate financial statements for the Oxygent Business on such basis and in accordance with generally accepted accounting principles consistently applied. Concurrently with its filing of its Quarterly Reports on Form 10-Q and its Annual Report on Form 10-K, it shall furnish to Brown Simpson copies of such reports together with the separate financial statements prepared by it for the Oxygent Business. The separate financial statements shall be certified by Alliance's chief financial officer as fairly presenting in all material respects the financial position, results of operations and cash flows of the Oxygent Business as at and for the periods covered thereby in accordance with generally accepted accounting principles consistently applied (with customary exceptions in the case of the quarterly financial statements).

     2. Oxygent Interest. The Oxygent Interest shall represent a 10% interest in the Oxygent Business, as though the Oxygent Business (including the PFC Equity Interest, the PFC License, the intellectual property, inventory, fixed and other assets, revenues, expenses, liabilities and obligations) were held by a separate entity without other assets, liabilities or obligations. For the purpose of this Agreement, the Oxygent Interest shall be the equivalent of a 10% interest in such entity, but the rights and benefits attendant on such interest shall be solely as set forth in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Brown Simpson shall not be liable or responsible for any losses, damages, claims, indebtedness, expenses, obligations or liabilities arising out of or otherwise related to the Oxygent Business.

     3. Distributions.

          (a) Alliance will not withdraw funds or other assets from the Oxygent Business or cause the Oxygent Business to make payments or distributions to Alliance or its subsidiaries or on Alliance's or its subsidiaries' behalf (except, in either case, for payment of the expenses, liabilities and obligations of the Oxygent Business) without, at the same time, paying to Brown Simpson in cash a portion of the amount withdrawn, paid or distributed, or a portion of the value of the assets withdrawn or distributed (as determined by the Alliance board of directors in good faith), such portion, in either case, to be equal to the "Brown Simpson Percentage" of such amount or value, as the case may be. The "Brown Simpson Percentage" at any time shall be the quotient, expressed as a percentage, of the Oxygent Interest held by Brown Simpson at such time, divided by 100%.

          The payment by the Oxygent Business of advances, loans or other extensions of credit made to it or on its behalf, whether by Alliance or others (and interest thereon and fees and expenses related thereto) shall not be subject to the preceding paragraph. Any advances, loans or other extensions of credit made by Alliance or any of its subsidiaries to the Oxygent Business shall bear interest at the same rate as Alliance's cost of funds for similar advances, loans or other extensions of credit. Notwithstanding the foregoing, if any loan or other extension of credit made by Alliance or its subsidiary to the Oxygent Business is repaid in whole or in part by the Oxygent Business, the Oxygent Business shall pay to Brown Simpson a portion of the amount repaid to Alliance or its subsidiary (net of all of related expenses and subject to any escrow or other hold back for indemnification or other purposes), as and when received, equal to the Brown Simpson Percentage of such amount repaid.

          (b) If Alliance should (i) sell or transfer all or substantially all of the assets of the Oxygent Business as an entirety, (including as part of the sale of all or substantially all of the assets of Alliance), or (ii) sell or transfer any or all of the rights, title or interest in and to the PFC Equity Interest or the PFC License, then it shall pay to Brown Simpson a portion of the consideration received by it in such transaction (net of all of related expenses and subject to any escrow or other hold back for indemnification or other purposes) if, as and when received, such portion to be equal to the Brown Simpson Percentage of such consideration and to be paid in the form received. To the extent any consideration received consists of cash and non-cash consideration, each of the cash and non-cash consideration shall be distributed pro rata among Alliance and the other holders of the ownership interests in the Oxygent Business, based upon each of their ownership percentage.

          (c) In the event of the liquidation, dissolution or winding up of the Oxygent Business or Alliance, Alliance shall pay to Brown Simpson a portion of the net proceeds of such liquidation (after all expenses thereof and appropriate reserves for liabilities, contingent or otherwise) if, as and when received, such portion to be equal to the Brown Simpson Percentage of such proceeds, or, in the case of the liquidation of Alliance, such net proceeds of such liquidation attributable to the Oxygent Business. A consolidation or merger of

Alliance with or into any other entity shall not constitute a liquidation, dissolution or winding up of Alliance.

     4. Voting. Alliance shall not itself take, and shall prevent the Oxygent Business from taking, any action that, if the Oxygent Business were held in a separate corporation, would require the approval of the shareholders of such corporation, without the approval of the holders of a majority of the Oxygent Interest, interests similar to the Oxygent Interest and the interest in the Oxygent Business held by Alliance (such interest being equal to 100% less the Oxygent Interest and such similar interests). Without limiting the generality of the foregoing, Alliance shall not take any of the following actions without the written consent of the existing holders owning more than 75% of the ownership interests in the Oxygent Business as of the date hereof, or their successors or assigns, which holders are comprised of Brown Simpson Partners I, L.P., Castle Creek Healthcare Investors, LLC, CC Life Science, Ltd., CCL Fund LLC and SDS Merchant Fund, L.P. (excluding, for such purposes, the interest in the Oxygent Business held by Alliance) (the "Existing Minority Interests," and the Oxygent Interest and interests similar to the Oxygent Interest, excluding any such interest held by Alliance, shall be referred to herein as the "Minority Interests"):

          (a) consolidate or merge PFC or Alliance with or into any entity; provided, however, that the consent of the holders of the Existing Minority Interests shall not be required in the event that the surviving entity agrees to be bound by the terms of this Agreement on the same basis as Alliance;

          (b) file a petition under any bankruptcy, insolvency or debtor's relief law or make an assignment for the benefit of its creditors;

          (c) cause PFC to file a petition under any bankruptcy, insolvency or debtor's relief law or make an assignment for the benefit of its creditors;

          (d) sell or transfer all or substantially all of the assets of the Oxygent Business or Alliance;

          (e) liquidate, dissolve or wind up PFC or Alliance or the Oxygent Business;

          (f) sell or transfer any or all of its rights, title and interest in and to the PFC Equity Interest or the PFC License;

          (g) cause or permit PFC to issue any equity interest in PFC to any person or entity (including, without limitation, Alliance and its affiliates); provided, however, that only the written consent of more than 50% the Existing Minority Holders is required with respect to the action set forth in this subsection (g); and, provided further, that the holders of the Existing Minority Interests hereby acknowledge that their consent shall not be required with respect to the following:

               (i) an investment of up to $2,000,000 convertible into a twelve and one-half percent (12 1/2%) equity interest in PFC, secured by certain assets of Alliance;

               (ii) an investment of up to an additional $5,000,000 convertible into an additional twelve and one-half percent (12 1/2%) equity interest in PFC following the date of the public disclosure of the "Interim Look" in the Phase 3 study of Oxygent; and

              (iii) any other investment as to which Brown Simpson and Alliance agree such section shall not apply (subsections (g)(i), (ii) and (iii) shall collectively be referred to herein as the "Proposed PFC Investments");

          (h) amend or otherwise modify the material terms of the PFC License (taken individually or as a whole) in a manner that would adversely affect the holders of the Existing Minority Interests under this Agreement;

          (i) terminate the PFC License; or

          (j) grant a license for the development, manufacture, marketing and sale of Oxygent to any person or entity other than PFC.

     5.  Additional Investment.

          (a) Alliance may, at any time or from time to time, invest or permit others to invest in the Oxygent Business. Each such investment may be for an interest in, or convertible into or exchangeable for an interest in, the Oxygent Business similar to the Oxygent Interest, in which case, notwithstanding paragraph 2 above, the Oxygent Interest, other similar interests and the interest of Alliance in the Oxygent Business shall be reduced proportionately at the time of such investment or upon the conversion or exchange thereof, as the case may be. Advances, loans or other extensions of credit shall not be deemed investments, except to the extent that they are convertible into or exchangeable for interests similar to the Oxygent Interest.

          (b)  Notwithstanding  anything  contained herein to the contrary,  the
Proposed PFC Investments shall not reduce the indirect interest in PFC represented by the Oxygent Interest. Accordingly, if the Proposed PFC Investments are consummated, then the Oxygent Interest shall nevertheless represent a 10.00% indirect interest in 100% of PFC.

          (c) To the extent that a security interest is granted in any of assets of the Oxygent Business (including, without limitation, any security interest that may be granted pursuant to the Proposed PFC Investments), the proceeds giving rise to the obligations under any such security interest must be used solely for the Oxygent Business.

          (d) This Agreement does not create any future obligation (other than as set forth in Section 9 below) by Brown Simpson with respect to the Oxygent Interest, the Oxygent Business or Alliance.

     6. Change in Form. Alliance shall have the right at any time to transfer the Oxygent Business and all of its assets, liabilities and obligations to a limited liability company, in which event, Brown Simpson shall receive a membership interest in such limited liability company equivalent to the Oxygent Interest at the time. The operating agreement of such limited liability company and the rights, benefits and obligations of the members thereof shall conform to this Agreement to the maximum extent practicable, provided that the rights, benefits and obligations of Brown Simpson under this Agreement, and of the holders of similar interests, shall not be materially and adversely affected without the consent of the holders of more than 75% of the Existing Minority Interests.

     7. Policies.

          (a) It will be the policy of the Board of Directors of Alliance that:

               (i) all material matters as to which the holders of Alliance Common Stock and the Minority Interests may have potentially divergent interests shall be resolved in a manner which the Alliance board of directors determines to be in the best interests of Alliance, its common stockholders and the holders of the Minority Interests after giving fair consideration to the potentially divergent interests and all other relevant interests of all such holders;

              (ii) a process of fair dealing shall govern the relationship between the Oxygent Business and the balance of Alliance and the means by which the terms of any material transaction between them shall be determined.

          (b) Alliance shall operate on the principle that all material commercial transactions between the Oxygent Business and the balance of Alliance and Alliance's affiliates shall be based on commercially reasonable terms.

          (c) In making any and all determinations in connection with the matters contemplated by this paragraph 7, either directly or by appropriate delegation of authority, the Alliance board of directors shall act in its fiduciary capacity (as though the holders of the Minority Interests were stockholders of Alliance) and pursuant to legal guidance concerning its obligations under applicable law.

          (d) The Alliance board of directors may determine in its business judgment that it is appropriate to provide funding, or to cause others to provide funding, to the Oxygent Business, or for the Oxygent Business to provide funding to the balance of Alliance, subject to paragraphs 3(a) and 5 above. Factors the Alliance board of directors may consider in this determination may include:

    - the current and projected capital structure of the Oxygent Business and the balance of Alliance,

    - the relative levels of internally generated funds of the Oxygent Business and the balance of Alliance,

    -      the financing needs and objectives of the recipient,

    -      the investment objectives of the transferor,

    -      the  availability,  cost  and  timing  associated  with   alternative
           financing sources, and

    -      prevailing interest rates and general economic conditions

The policies set forth in this paragraph 7 may at any time and from time to time be modified, rescinded and interpreted by the Alliance board of directors, and it may adopt additional or other policies or make exceptions with respect to the application of these policies in connection with particular facts and circumstances, all as it may determine, consistent with its fiduciary duties to Alliance, its common stockholders and the holders of the Minority Interests, to be in the best interests of Alliance and all of such holders, provided that the Alliance Board of Directors shall not make any such modification, rescission, interpretation, adoption or exception that would materially and adversely affect the holders of the Minority Interests without the prior written consent of the holders of more than 75% of the Minority Interests.

     8. Investment Representations. Brown Simpson hereby represents that it is an "accredited investor" (as defined in the rules and regulations under the Securities Act of 1933) and that it is acquiring the Oxygent Interest for its own account for investment and without a view to the distribution thereof in violation of the Securities Act of 1933.

     9. Call Right.

          (a) From and after the date hereof, Alliance shall have the right (the "Call Right") at its option, exercisable as specified herein, to repurchase from Brown Simpson the Oxygent Interest, in whole but not in part, for a cash repurchase price of $5,000,000 (the "Repurchase Amount"). The Call Right shall be fully exercisable at any time from and after the date hereof and shall expire on 5:00 p.m., New York time, on the third anniversary of the date hereof (the "Expiration Date"); provided, however, the Call Right shall terminate five (5) business days after the consummation of any financing where the valuation of the Oxygent Business (prior to receiving the proceeds of such financing) is $50,000,000 or greater.

          (b) The Call Right may be exercised by providing written notice thereof to Brown Simpson prior to the Expiration Date, which notice shall specify the date on which such repurchase is to occur (the "Repurchase Date"), which shall be not less than three (3) business days after the date of the notice. On the Repurchase Date, Brown Simpson shall deliver to Borrower an executed novation agreement terminating this Agreement, and Alliance shall pay the Repurchase Amount to Brown Simpson by wire transfer of immediately available funds to an account previously specified by Brown Simpson.

          (c) Prior to the Expiration Date, Brown Simpson shall not sell, transfer, assign, pledge, or otherwise hypothecate or dispose of any of its rights in the Oxygent Interest, in whole or in part unless: (i) as a condition thereof, the buyer, transferee, assignee, pledgee or other party to such transfer shall agree in writing to be bound by the terms of this Agreement; (ii) such sale, transfer, assignment, pledge or other disposition is in compliance with applicable securities laws; and (iii) Brown Simpson grants Alliance and PFC a right of first refusal to purchase the Oxygent Interest at the same price and on the same terms and conditions as Brown Simpson desires to sell the Oxygent Interest to a third party, which right of first refusal shall expire if not irrevocably exercised in full by Alliance or PFC within ten (10) days following delivery of written notice of such right of first refusal to Alliance or PFC. After the Expiration Date, Brown Simpson may sell, transfer, assign, pledge, or otherwise hypothecate or dispose of any of its rights in the Oxygent Interest, in whole or in part, provided such sale, transfer, assignment, pledge or other disposition is in compliance with applicable securities laws.

          (d) To the extent that this Agreement conflicts with section 3 of that certain Agreement, dated May 2, 2003, by and among Alliance, Brown Simpson and Photogen Technologies, Inc., this Agreement shall govern.

     10. Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand, by telecopier, by overnight courier service or mailed by first class mail, postage prepaid, to the respective addresses set forth on the signature page of this Agreement, as such addresses may be modified by notice given pursuant to this
Section 10. Notices provided in accordance with this Section 10 shall be deemed delivered upon personal delivery, receipt by telecopy or overnight mail, or 72 hours after deposit in the mail in accordance with the above.

     11. Headings. All headings are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

     12. Entire Agreement; Amendments. This Agreement contains the entire understanding between the parties with respect to its subject matter and neither it nor any part of it may in any way be amended, altered or modified except by an instrument in writing signed by Alliance and the holders of more than 75% of the Existing Minority Interests; provided, however, that except for the Oxygent Interest, the Brown Simpson percentage and the Repurchase Amount, this Agreement may not be amended, altered or modified without the same amendment, alteration or modification being made in the Participation Agreements between Alliance and the other holders of the Existing Minority Interests. Notwithstanding the previous sentence, the Oxygent Interest, the Brown Simpson Percentage and the Repurchase Amount may not be amended without Brown Simpson's consent. To the extent there is a discrepancy between the terms and conditions set forth herein and the terms and conditions of the Release Letter, the terms and conditions of this Agreement shall control for all purposes.

     13. Counterparts. This Agreement may be executed in any number of counterparts and by facsimile transmission, each of which shall be deemed to be an original and all of which shall constitute but one and the same agreement.

     14. Waivers. Any party to this Agreement may, by written notice to the other party, waive a breach by any other party of any provision of this Agreement. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     15. Severability. Each provision of this Agreement shall be interpreted in such manner as to validate and give effect thereto to the fullest lawful extent, but if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable under applicable law, such provision shall be ineffective only to the extent so determined and such invalidity or unenforceability shall not affect the remainder of such provision or the remaining provisions of this Agreement.

     16. Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of New York. The parties irrevocably submit to the exclusive jurisdiction of the state and federal courts located in New York, New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. The parties irrevocably consent to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The parties irrevocably waive any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

     17. Successors and Assigns. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                             BROWN SIMPSON PARTNERS I, L.P.


                             By:   ______________________________
                                   Name:       Mitchell D. Kaye
                                   Title:      Managing Principal
                                   Address:    Carnegie Hall Tower
                                               152 West 57th Street, 21st Floor
                                               New York, New York 10019

                             ALLIANCE PHARMACEUTICAL CORP.


                             By:   ________________________________
                                   Name:       Duane J. Roth
                                   Title:      Chairman, Chief Executive Officer
                                               and Chief Financial Officer
                                   Address:    6175 Lusk Boulevard
                                               San Diego, CA 92121